EXHIBIT III

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SECTION 4. The Company may, under a resolution of the Ordinary Shareholders’ Meeting request from the competent authorities, that all or any of its representative shares of capital stock are admitted to listing in domestic and/or foreign stock exchanges or securities markets. As long as the company is authorized to make a public offer of its shares, the amount of capital stock, and any changes therein shall be shown on the Company’s balance sheet, with additional information on the increases already recorded with Registro Público de Comercio.	SECTION 4. The Company may, under a resolution of the Ordinary Shareholders’ Meeting request from the competent authorities, that all or any of its representative shares of capital stock are admitted to listing in domestic and/or foreign stock exchanges or securities markets. As long as the company is authorized to make a public offer of its shares, the amount of capital stock, and any changes therein shall be shown on the Company’s balance sheet, with additional information on the increases already recorded with Registro Público.	SECTION 4. The Company may, under a resolution of the Ordinary Shareholders’ Meeting request from the competent authorities, that all or any of its representative shares of capital stock are admitted to listing in domestic and/or foreign stock exchanges or securities markets. As long as the company is authorized to make a public offer of its shares, the amount of capital stock, and any changes therein shall be shown on the Company’s balance sheet, with additional information on the increases already recorded with Registro Público ~~de Comercio~~.

SECTION 9. Any resolution to issue new shares shall be disseminated through notices to be published in such mass media, and for the term to be provided by the legal provisions, so that shareholders may enforce their preference rights, as appropriate.	SECTION 9. As long as the company is authorized to make a public offering of its shares, section 62 bis of Capital Markets Law No. 26,831 shall apply and the right of accretion shall not apply.	SECTION 9. ~~Any resolution to issue new shares shall be disseminated through notices to be published in such mass media, and for the term to be provided by the legal provisions, so that shareholders may enforce their preference rights, as appropriate.~~ As long as the company is authorized to make a public offering of its shares, section 62 bis of Capital Markets Law No. 26,831 shall apply and the right of accretion shall not apply.

SECTION 10. Whenever an increase in the nominal value of shares will eventually cause any shareholder to be unable to cover the full amount of one share with its subscribed capital, the shareholder shall be served a notice to subscribe the unsubscribed portion of that share until completion, within a thirty-day term. By the end of that period, the shareholder shall cease all title in such capacity, and the Company shall make available to the shareholder any capital amount that may have subscribed, determined on the basis of the ratable value over equity during the most recent balance sheet, plus any due updating until the date the funds are made available. The Company shall proceed to selling off the relevant fractional interest in shares to other shareholders and/or third parties which, in turn, shall subscribe the capital shortages required to be rounded up to the nearest full amount of the share. The same process shall apply in connection with fractional interest in shares. Whenever the Company’s shares are subject to public offer and quotation, the Comisión Nacional de Valores, and the Bolsa de Comercio de Buenos Aires rules and regulations shall apply.	SECTION 10. Whenever an increase in the nominal value of shares will eventually cause any shareholder to be unable to cover the full amount of one share with its subscribed capital, the shareholder shall be served a notice to subscribe the unsubscribed portion of that share until completion, within a thirty-day term. By the end of that period, the shareholder shall cease all title in such capacity, and the Company shall make available to the shareholder any capital amount that may have subscribed, determined on the basis of the ratable value over equity during the most recent balance sheet, plus any due updating until the date the funds are made available. The Company shall proceed to selling off the relevant fractional interest in shares to other shareholders and/or third parties which, in turn, shall subscribe the capital shortages required to be rounded up to the nearest full amount of the share. The same process shall apply in connection with fractional interest in shares. Whenever the Company’s shares are subject to public offer and listing, the rules and regulations of the Comisión Nacional de Valores and of the stock exchanges and /or markets, as the case may be, shall apply.	SECTION 10. Whenever an increase in the nominal value of shares will eventually cause any shareholder to be unable to cover the full amount of one share with its subscribed capital, the shareholder shall be served a notice to subscribe the unsubscribed portion of that share until completion, within a thirty-day term. By the end of that period, the shareholder shall cease all title in such capacity, and the Company shall make available to the shareholder any capital amount that may have subscribed, determined on the basis of the ratable value over equity during the most recent balance sheet, plus any due updating until the date the funds are made available. The Company shall proceed to selling off the relevant fractional interest in shares to other shareholders and/or third parties which, in turn, shall subscribe the capital shortages required to be rounded up to the nearest full amount of the share. The same process shall apply in connection with fractional interest in shares. Whenever the Company’s shares are subject to public offer and ~~quotation~~ listing, the rules and regulations of the Comisión Nacional de Valores, and ~~the Bolsa de Comercio de Buenos Aires rules and regulations~~ of the stock exchanges and /or markets, as the case may be, shall apply.

SECTION 19. The Board of Directors shall take valid action at any meeting at which a majority of its members is present in person or through the use of any communication equipment provided that all members participating therein can speak to and hear one another simultaneously, which is known as teleconference. Valid resolutions shall be taken by a majority of votes of those members present thereat in person or through any such means and, in case of a tie vote, the Chairman or its substitute shall cast the deciding vote. The Board of Directors shall meet at least monthly, provided that the Board may meet at any time upon the request of any Director, in which case the Chairman or whoever may be acting in his place shall call the meeting, to be held on the date which is five days after reception of said request. Notice of the Meeting shall be sent to all Directors and members of the Supervisory Committee at least two business days prior to the date on which the Meeting shall be held; and shall include any items to be dealt with at the Meeting. In case of failure to convene as aforesaid, any Director shall be entitled to convene the Meeting, and any resolutions which may be adopted thereat shall be entered on the Minutes book provided to that end. In case of any urgency which may turn it impossible to comply with the above mentioned notice requirements, such compliance shall be waived. Absent Directors may authorize another Director to vote on their behalf, by a proxy duly granted as a public deed or otherwise by a private instrument which the signature thereon duly certified by court, notary or any bank authority, and their liability shall be that of those Directors present at the Meeting. Each Director may vote on behalf of one or more absent Directors. Exceptionally, the Board of Directors’ meetings may be held abroad. The Board of Directors’ meetings may be validly held notwithstanding its members being geographically located at different places, by means of a videoconference, provided that the identity of Directors participating at the Meeting shall be clearly identified. The participation and votes of all members present as aforesaid, as well as the transmission data, shall be duly registered on the minutes of the Meeting. Copy of the minutes of the Meeting shall be executed by the director so participating thereat, and be sent by him by facsimile to the Board, all of which shall be duly registered on the minutes book. This transmission shall be deemed as due execution of the minutes by the director so participating at the Meeting. The Supervisory Committee shall register any action regularly taken.	SECTION 19. The Board of Directors shall take valid action at any meeting at which a majority of its members is present in person or through the use of any communication equipment provided that all members participating therein can speak to and hear one another through any means of simultaneous transmission of sound, images or words such as videoconferences or any other similar tools. In this case, for quorum purposes, both the directors present and the directors participating remotely through any of the above described means shall be computed. Valid resolutions shall be taken by a majority of votes of those members present thereat in person or through any such transmission means. In addition, distance meetings shall meet the following requirements: (i) the system must allow all participants to deliberate simultaneously; (ii) for quorum purposes, both the directors present in person as the directors participating remotely shall be computed; (iii) the member(s) of the Supervisory Committee present in person at the meeting shall certify the legality of the resolutions adopted or the decisions made by the directors; (iv) minutes of the meeting shall include all the actions taken by the Board at the meeting, the names of the directors who participated remotely and the directors present in person and their votes in connection with each resolution adopted at the meeting; and (v) the minutes of distant meetings shall be signed within five business days from the date of the meeting by the members of the Board and the Supervisory Committee present at the meeting. In case of a tie vote, the Chairman or the director who shall replace him, shall have an additional and deciding vote. The Board of Directors shall meet at least monthly, provided that the Board may meet at any time upon the request of any Director, in which case the Chairman or whoever may be acting in his place shall call the meeting, to be held on the date which is five days after reception of said request. Notice of the Meeting shall be sent to all Directors and members of the Supervisory Committee at least two business days prior to the date on which the Meeting shall be held; and shall include any items to be dealt with at the Meeting. In case of failure to convene as aforesaid, any Director shall be entitled to convene the Meeting, and any resolutions which may be adopted thereat shall be entered on the Minutes book provided to that end. In case of any urgency which may turn it impossible to comply with the above mentioned notice requirements, such compliance shall be waived. Absent Directors may authorize another Director to vote on their behalf, by a proxy duly granted as a public deed or otherwise by a private instrument which the signature thereon duly certified by court, notary or any bank authority, and their liability shall be that of those Directors present at the Meeting. Each Director may vote on behalf of one or more absent Directors. Exceptionally, the Board of Directors’ meetings may be held abroad.	SECTION 19. ~~The Board of Directors shall take valid action at any meeting at which a majority of its members is present in person or through the use of any communication equipment provided that all members participating therein can speak to and hear one another simultaneously, which is known as teleconference. Valid resolutions shall be taken by a majority of votes of those members present thereat in person or through any such means and, in case of a tie vote, the Chairman or its substitute shall cast the deciding vote.~~ The Board of Directors shall take valid action at any meeting at which a majority of its members is present in person or through the use of any communication equipment provided that all members participating therein can speak to and hear one another through any means of simultaneous transmission of sound, images or words such as videoconferences or any other similar tools. In this case, for quorum purposes, both the directors present and the directors participating remotely through any of the above described means shall be computed. Valid resolutions shall be taken by a majority of votes of those members present thereat in person or through any such transmission means. In addition, distance meetings shall meet the following requirements: (i) the system must allow all participants to deliberate simultaneously; (ii) for quorum purposes, both the directors present in person as the directors participating remotely shall be computed; (iii) the member(s) of the Supervisory Committee present in person at the meeting shall certify the legality of the resolutions adopted or the decisions made by the directors; (iv) minutes of the meeting shall include all the actions taken by the Board at the meeting, the names of the directors who participated remotely and the directors present in person and their votes in connection with each resolution adopted at the meeting; and (v) the minutes of distant meetings shall be signed within five business days from the date of the meeting by the members of the Board and the Supervisory Committee present at the meeting. In case of a tie vote, the Chairman or the director who shall replace him, shall have an additional and deciding vote. The Board of Directors shall meet at least monthly, provided that the Board may meet at any time upon the request of any Director, in which case the Chairman or whoever may be acting in his place shall call the meeting, to be held on the date which is five days after reception of said request. Notice of the Meeting shall be sent to all Directors and members of the Supervisory Committee at least two business days prior to the date on which the Meeting shall be held; and shall include any items to be dealt with at the Meeting. In case of failure to convene as aforesaid, any Director shall be entitled to convene the Meeting, and any resolutions which may be adopted thereat shall be entered on the Minutes book provided to that end. In case of any urgency which may turn it impossible to comply with the above mentioned notice requirements, such compliance shall be waived. Absent Directors may authorize another Director to vote on their behalf, by a proxy duly granted as a public deed or otherwise by a private instrument which the signature thereon duly certified by court, notary or any bank authority, and their liability shall be that of those Directors present at the Meeting. Each Director may vote on behalf of one or more absent Directors. Exceptionally, the Board of Directors’ meetings may be held abroad. ~~The Board of Directors’ meetings may be validly held notwithstanding its members being geographically located at different places, by means of a videoconference, provided that the identity of Directors participating at the Meeting shall be clearly identified. The participation and votes of all members present as aforesaid, as well as the transmission data, shall be duly registered on the minutes of the Meeting. Copy of the minutes of the Meeting shall be executed by the director so participating thereat, and be sent by him by facsimile to the Board, all of which shall be duly registered on the minutes book. This transmission shall be deemed as due execution of the minutes by the director so participating at the Meeting. The Supervisory Committee shall register any action regularly taken.~~

SECTION 20. Each Director shall deposit with the Company a performance bond in an amount of one hundred pesos, which shall consist of bonds, government securities or an amount of money in local or foreign currency deposited to the account of the company with a financial entity or depository or custody account; or bank guarantees or deposits or a guarantee bond or liability insurance naming the company as beneficiary of such insurance. The cost thereof shall be borne by each director. No director shall be allowed to comply with this requirement by paying such amount directly to the company's account. Whenever such deposit is made in bonds, government securities or an amount of money in local or foreign currency, the terms of such deposit shall ensure that such amount shall not be available while the term of the statute of limitations of any possible contractual liability action is pending.

SECTION 20. Each Director shall deposit with the Company a performance bond in an amount not below the amount determined by the statutory rules and provisions in force, which shall consist of bonds, government securities or an amount of money in local or foreign currency deposited to the account of the company with a financial entity or depository or custody account; or bank guarantees or deposits or a guarantee bond or liability insurance naming the company as beneficiary of such insurance. The cost thereof shall be borne by each director. No director shall be allowed to comply with this requirement by paying such amount directly to the company's account. Whenever such deposit is made in bonds, government securities or an amount of money in local or foreign currency, the terms of such deposit shall ensure that such amount shall not be available while the term of the statute of limitations of any possible contractual liability action is pending.

SECTION 20. Each Director shall deposit with the Company a performance bond in an amount ~~of one hundred pesos~~ not below the amount determined by the statutory rules and provisions in force, which shall consist of bonds, government securities or an amount of money in local or foreign currency deposited to the account of the company with a financial entity or depository or custody account; or bank guarantees or deposits or a guarantee bond or liability insurance naming the company as beneficiary of such insurance. The cost thereof shall be borne by each director. No director shall be allowed to comply with this requirement by paying such amount directly to the company's account. Whenever such deposit is made in bonds, government securities or an amount of money in local or foreign currency, the terms of such deposit shall ensure that such amount shall not be available while the term of the statute of limitations of any possible contractual liability action is pending.

SECTION 21. The Board of Directors shall be fully empowered to take charge and control, to manage and dispose of the Company’s property and business towards compliance of the Company’s purpose. Consequently, the Board may in the name of the Company, do and enter into any kind of acts or contracts, including those which under provisions of article 1881 of the Civil Code, and 9th , Title X of Book 2nd of the Commercial Code, require special powers of attorney; to purchase, to request attachments, and dispose of real estate; to borrow money, sign and deliver in the name of the Company such promissory notes and other evidences of indebtedness as shall be deemed appropriate; to represent the Company before Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, Banco de la Ciudad de Buenos Aires, Banco de Inversión y Comercio Exterior S.A., and other institutions of the kind, private offices, domestic and/or foreign; to execute and grant powers of attorney to one or more persons, for judicial, out-of court or administrative matters, including criminal sues, as may be necessary to such end; to establish affiliates, correspondent offices or any other kind of representation within or outside the country, to participate with other domestic or foreign financial entities, to make foreign exchange transactions, and provide housing mortgage services, in compliance with Banco Central de la República Argentina’s requirements, or with its prior authorization, as appropriate; to appoint and remove the General Manager, and the other officers and employees of the Company, fixing their powers, duties and compensation, and generally, may provide for any legal acts which directly or indirectly may affect the achievement of the Company’s corporate purpose. The Board may assign special duties to one or more Directors, which decision shall be transcribed and recorded in a minute. Likewise, the powers and duties of the Company’s Board of Directors may be specially regulated under a Rules Book (Reglamento).	SECTION 21. The Board of Directors shall be fully empowered to take charge and control, to manage and dispose of the Company’s property and business towards compliance of the Company’s purpose. Consequently, the Board may in the name of the Company, do and enter into any kind of acts or contracts, including those which under provisions of article 375 of the Civil and Commercial Code of the Republic of Argentina, and article 9 of the Decree No. 5965/63, require special powers of attorney; to purchase, to request attachments, and dispose of real estate; to borrow money, sign and deliver in the name of the Company such promissory notes and other evidences of indebtedness as shall be deemed appropriate; to operate with Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, Banco de la Ciudad de Buenos Aires, Banco de Inversión y Comercio Exterior S.A., and other institutions of the kind, private offices, domestic and/or foreign; to execute and grant powers of attorney to one or more persons, for judicial, out-of court or administrative matters, including criminal sues, as may be necessary to such end; to establish affiliates, correspondent offices or any other kind of representation within or outside the country, to participate with other domestic or foreign financial entities, to make foreign exchange transactions, and provide housing mortgage services, in compliance with Banco Central de la República Argentina’s requirements, or with its prior authorization, as appropriate; to appoint and remove the General Manager, and the other officers and employees of the Company, fixing their powers, duties and remunerations; decide the issuance of corporate bonds and, if applicable, with prior resolution of the competent corporate body under the relevant laws, any other bond or instrument permitted by the current or future local or foreign laws; and generally, may provide for any legal acts which directly or indirectly may affect the achievement of the Company’s corporate purpose. The Board may assign special duties to one or more Directors, which decision shall be transcribed and recorded in a minute. Likewise, the powers and duties of the Company’s Board of Directors may be specially regulated under a Rules Book (Reglamento).	SECTION 21. The Board of Directors shall be fully empowered to take charge and control, to manage and dispose of the Company’s property and business towards compliance of the Company’s purpose. Consequently, the Board may in the name of the Company, do and enter into any kind of acts or contracts, including those which under provisions of article ~~1881 of the Civil Code, and 9th , Title X of Book 2nd of the Commercial Code~~375 of the Civil and Commercial Code of the Republic of Argentina, and article 9 of the Decree No. 5965/63, require special powers of attorney; require special powers of attorney; to purchase, to request attachments, and dispose of real estate; to borrow money, sign and deliver in the name of the Company such promissory notes and other evidences of indebtedness as shall be deemed appropriate; to operate with Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, Banco de la Ciudad de Buenos Aires, Banco de Inversión y Comercio Exterior S.A., and other institutions of the kind, private offices, domestic and/or foreign; to execute and grant powers of attorney to one or more persons, for judicial, out-of court or administrative matters, including criminal sues, as may be necessary to such end; to establish affiliates, correspondent offices or any other kind of representation within or outside the country, to participate with other domestic or foreign financial entities, to make foreign exchange transactions, and provide housing mortgage services, in compliance with Banco Central de la República Argentina’s requirements, or with its prior authorization, as appropriate; to appoint and remove the General Manager, and the other officers and employees of the Company, fixing their powers, duties and remunerations; decide the issuance of corporate bonds and, if applicable, with prior resolution of the competent corporate body under the relevant laws, any other bond or instrument permitted by the current or future local or foreign laws; and generally, may provide for any legal acts which directly or indirectly may affect the achievement of the Company’s corporate purpose. The Board may assign special duties to one or more Directors, which decision shall be transcribed and recorded in a minute. Likewise, the powers and duties of the Company’s Board of Directors may be specially regulated under a Rules Book (Reglamento).

SECTION 33. Anticipated dividends resultant from special balance sheets may, under a prior well-grounded resolution be assigned in conformity with statutory provisions. Dividends shall be payable ratably over the relevant paid-up capital, and prescribe in favor of the Company three years after the date they were made available to shareholders. Also, in conformity with a prior resolution from the Company’s Board, an advancement of fees may be payable to Directors on account of future compensations. Losses, if any, shall be offset first with the profit of former fiscal years which are still pending allocation, and in the event of insufficient profit, with the requisite reserves enforced by Banco Central de la República Argentina’s rules, and lastly with paid-up capital. In this case, it is necessary a resolution from a Special Shareholders’ Meeting approving a decrease in the capital stock, and the prior consent of the Central Bank in that respect.	SECTION 33. Anticipated dividends resultant from special balance sheets may, under a prior well-grounded resolution be assigned in conformity with statutory provisions. Dividends shall be payable ratably over the relevant paid-up capital. Also, in conformity with a prior resolution from the Company’s Board, an advancement of fees may be payable to Directors on account of future compensations. Losses, if any, shall be offset first with the profit of former fiscal years which are still pending allocation, and in the event of insufficient profit, with the requisite reserves enforced by Banco Central de la República Argentina’s rules, and lastly with paid-up capital. In this case, it is necessary a resolution from a Special Shareholders’ Meeting approving a decrease in the capital stock, and the prior consent of the Central Bank in that respect.	SECTION 33. Anticipated dividends resultant from special balance sheets may, under a prior well-grounded resolution be assigned in conformity with statutory provisions. Dividends shall be payable ratably over the relevant paid-up capital~~, and prescribe in favor of the Company three years after the date they were made available to shareholders~~. Also, in conformity with a prior resolution from the Company’s Board, an advancement of fees may be payable to Directors on account of future compensations. Losses, if any, shall be offset first with the profit of former fiscal years which are still pending allocation, and in the event of insufficient profit, with the requisite reserves enforced by Banco Central de la República Argentina’s rules, and lastly with paid-up capital. In this case, it is necessary a resolution from a Special Shareholders’ Meeting approving a decrease in the capital stock, and the prior consent of the Central Bank in that respect.